Mark J. Wishner

Tel 703.749.1352

Fax 703.714.8359

wishnerm@gtlaw.com

January 9, 2013

VIA EDGAR

Mr. Duc Dang

Senior Counsel

United States Securities And Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Macau Resources Group Limited

Dear Mr. Dang:

With this letter, Macau Resources Group Limited (the “Company”) is filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a Registration Statement on Form F-4 (the “Registration Statement”). In light of our telephone conversation with you on December 20, 2012 regarding comment number 1 in your letter dated December 18, 2012 in response to Amendment No. 1 to the Registration Statement on Form F-4 originally filed by the Company on September 12, 2012 (Commission File No. 333-183853) (the “Prior Registration Statement”), on January 7, 2012 the Company filed a request to withdraw the Prior Registration Statement.

On behalf of the Company, set forth herein please find the responses to the comments given in your letter dated December 18, 2012 regarding the Prior Registration Statement. The responses indicate changes that were made in the new Registration Statement being filed today. The comments contained in your letter are reproduced below, together with our responses thereto.

General

COMMENT: 1. We note your response to comment 1 of our letter dated October 10, 2012 referring to the general instruction. Your disclosure indicates that “approval of the holders” was required by Delaware law and that you simply obtained such consent already. As such, the investment decision to receive the shares existed and has already been made. Please tell us your basis for registering this issuance under the Securities Act of 1933. Please refer to Securities Act CDI 239.13 located at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

RESPONSE:

In response to the Staff’s comment and our discussion on December 20, 2012, the Company supplementally advises the Staff that, effective as of December 24, 2012, the principal stockholder of IGPAC withdrew and revoked the written consent it had previously signed to approve the merger. Accordingly, as of the date hereof the stockholders of IGPAC have not approved the merger, and the IGPAC stockholders have an investment decision to make regarding the issuance of the shares to be registered pursuant to the Registration Statement. As noted above, on January 7, 2013, the Company filed a request to withdraw the Prior Registration Statement. On January 8, 2013, the parties to the Merger Agreement amended the Merger Agreement to reflect that IGPAC stockholder approval has not been obtained. The Registration Statement reflects the revocation and withdrawal of the written consent by IGPAC’s principal stockholder, as well as the amendment to the Merger Agreement.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1200 ■ McLean, Virginia 22102 ■ Tel 703.749.1300 ■ Fax 703.749.1301

Mr. Duc Dang

January 9, 2013

_____________________

Summary, page 1

COMMENT: 2. We note your response to comment 9 that the promoters agreement is subject to confidentiality. Please note that material information is not excludable because it is subject to confidentiality. Please tell us why this information is not material to investors or revise your disclosure accordingly. Please refer to Item 601 of Regulation S-K and file the promoters agreement between Mr. Chung and the casino as an exhibit or tell us why you are not required to do so.

RESPONSE:

The Company has filed the promoters agreement between Mr. Chung and the casino as Exhibit 10.6 to the Registration Statement in response to the Staff’s comment.

The Merger, page 26

Our Reasons for the Merger, page 27

COMMENT: 3. We note your revisions in response to comment 12. Please revise to confirm that you have disclosed all of the fees and payments made, and to be made, in connection with the merger.

RESPONSE:

The Company has included disclosure on page 28 of the Registration Statement to confirm that no fees or payments have been made, or are to be made, in connection with the merger.

Certain Material US Federal Income Tax Consequences, page 28

COMMENT: 4. We note your response to comment 13 that you have not obtained a tax opinion. Please tell us if you will obtain a tax opinion to support the disclosure in this section. If not, please tell us your basis for not providing a tax opinion.

RESPONSE:

The Company supplementally advises the Staff that it does not intend to obtain a tax opinion. Item 601 of Regulation S-K requires that a tax opinion be filed only where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. No representation as to tax consequences is made in the filing. On the contrary, while the Registration Statement includes a summary of anticipated U.S. federal income tax consequences, the Registration Statement expressly notes that no assurance can be provided regarding the information in the summary, and that neither the Company nor IGPAC has requested an opinion of U.S. legal counsel regarding any of the U.S. federal income tax consequences of the merger.

Greenberg Traurig

Mr. Duc Dang

January 9, 2013

_____________________

Assignment of Profit Interests, page 52

COMMENT: 5. We note your response to comment 17 and we reissue our comment. Here in your discussion of regulations, include a discussion of the Macau laws referenced in your first sentence under this heading and make clear the basis for your determination that you are not in conflict with these laws. If there is a risk that you may be in conflict, include a discussion of possible consequences.

RESPONSE:

The Company has included disclosure on page 52 of the Registration Statement in response to the Staff’s comment.

COMMENT: 6. Please discuss the material terms of the agreement that results in the assignment of the promoter’s profits to you. Please file such document as an exhibit or advise.

RESPONSE:

The Company has included disclosure on pages 52 and 53 of the Registration Statement in response to the Staff’s comment, and has filed the agreement that results in the assignment of the promoter’s profits as Exhibit 10.7 to the Registration Statement.

COMMENT: 7. Since 100% of the promoter’s profits are assigned to you, please revise to clearly discuss how the promoter is compensated for its operations. Is the promoter solely motivated by his equity ownership in you or does he receive compensation that is subtracted from the calculation of “profits?”

RESPONSE:

The Company has included disclosure on page 53 of the Registration Statement to indicate that the promoter seeks to derive an economic return through his equity ownership in the Company, and does not receive compensation in his capacity as a promoter.

Management’s Discussion and Analysis...., page 59

COMMENT: 8. Please disclose the win rate for the periods disclosed.

RESPONSE:

The Company has disclosed the win rates for the periods disclosed on page 63 of the Registration Statement.

Greenberg Traurig

Mr. Duc Dang

January 9, 2013

_____________________

COMMENT: 9. Of the total rolling chip turnover that is disclosed on page 60, please clarify the portion that is attributable to your promoter versus the in-house generated turnover.

RESPONSE:

The Company has revised the disclosure on page 61 to clarify that all of the total rolling chip turnover disclosed is that of the Hung Lei VIP gaming room.

Macau Resources’ Liquidity and Capital Resources, page 62

COMMENT: 10. We note your response to comment 23 in our letter dated October 10, 2012 and reissue the comment in part. If your available line of credit is not a potential source of cash to fund your operations other than advances of non-negotiable chips, please clarify your disclosure in this regard. Also discuss the effect on your operations if Galaxy Casino decided to not renew your line of credit in any given month, and in the event you were required to repay your line of credit, state the expected source of repayment.

RESPONSE:

The Company has included disclosure on pages 63 and 64 in response to the Staff’s comment.

Hung Lei VIP Room Financial Statements, page F-12

Cash and Cash Equivalents, page F-19

COMMENT: 11. We note your response to comment 28 in our letter dated October 10, 2012 and reissue the comment in full. Please tell us how you determined that non-negotiable chips should be classified as cash and cash equivalents. In your response, tell us whether the nonnegotiable chips are readily convertible into cash (i.e., can the promoter return the chips to the casino for cash, or only to pay down the line of credit).

RESPONSE:

The Company supplementally advises the Staff that the non-negotiable chips can be returned to the casino for cash at any time, and can also be used to pay down the line of credit. Because the chips are readily convertible into cash, the Company believes that they are properly classified as cash and cash equivalents.

Exhibits, page II-5

COMMENT: 12. It does not appear that counsel has opined whether the securities will be “fully paid” or “non-assessable.” Please refer to Staff Legal Bulletin 19 Section II.B. 1 .c, located at http://www.sec.gov/interps/legal/cfslb19.htm#sdfootnote1sym, for guidance and advise or have the opinion revised accordingly. Also, please tell us why assumption 2.7 is necessary.

RESPONSE:

The Company has included a revised form of the opinion of counsel as Exhibit 5.1 to the Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that assumption 2.7 was included as counsel needs to assume that upon the merger the Company will assume the obligations of IGPAC in relation to the warrants issued by IGPAC prior to the merger.

* * *

Greenberg Traurig

Mr. Duc Dang

January 9, 2013

_____________________

Please do not hesitate to call me at (703) 749-1352 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Sincerely,

/s/ Mark J. Wishner

Mark J. Wishner

MJW/mr

Greenberg Traurig